UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of  March 2011
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	Breakstone Group Susan Borinelli/Maura Gedid (646) 330-5907 / (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

For Immediate Release

ASUR Announces Total Passenger Traffic for
February 2011 Down 1.5% Year over Year

Mexico City, March 3, 2011 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for February 2011 decreased by 1.5% when compared to February 2010.

This announcement reflects comparisons between February 1 through February 28, 2011 and February 1 through February 28, 2010. Transit and general aviation passengers are excluded.

Domestic
Airport	February 2010	February 2011	% Change
Cancún	183,850	205,555	11.8
Cozumel	3,332	3,437	3.2
Huatulco	20,778	22,512	8.3
Mérida	74,805	74,581	(0.3)
Minatitlán	9,950	7,482	(24.8)
Oaxaca	32,941	20,466	(37.9)
Tapachula	13,666	11,363	(16.9)
Veracruz	58,324	52,348	(10.2)
Villahermosa	51,212	52,213	2.0
Total Domestic	448,858	449,957	0.2

International
Airport	February 2010	February 2011	% Change
Cancún	908,637	890,722	(2.0)
Cozumel	45,475	45,582	0.2
Huatulco	15,338	12,357	(19.4)
Mérida	7,825	7,896	0.9
Minatitlán	369	271	(26.6)
Oaxaca	4,202	3,647	(13.2)
Tapachula	262	479	82.8
Veracruz	5,266	4,447	(15.6)
Villahermosa	3,713	3,350	(9.8)
Total International	991,087	968,751	(2.3)

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Total
Airport	February 2010	February 2011	% Change
Cancún	1,092,487	1,096,277	0.3
Cozumel	48,807	49,019	0.4
Huatulco	36,116	34,869	(3.5)
Mérida	82,630	82,477	(0.2)
Minatitlán	10,319	7,753	(24.9)
Oaxaca	37,143	24,113	(35.1)
Tapachula	13,928	11,842	(15.0)
Veracruz	63,590	56,795	(10.7)
Villahermosa	54,925	55,563	1.2
ASUR Total	1,439,945	1,418,708	(1.5)

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

 - END -

ASUR Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: March 3, 2011